FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2003

Acambis plc
(Translation of registrant’s name into English)

Peterhouse Technology Park
100 Fulbourn Road
Cambridge CB1 9PT
England

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ☐	No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________).

Enclosure:

Schedule 5 - Blocklisting six monthly return
Schedule 10 - notification of major interest in shares (9 July)
Schedule 10 - notification of major interest in shares (18 July)

SCHEDULE 5
BLOCKLISTING SIX MONTHLY RETURN

1.	Name of company Acambis plc

2.	Name of scheme Acambis 1995 Unapproved Share Option Scheme

3.	Period of return: From 01 January 2003 to 30 June 2003

4.	Number and class of shares(s)(amount of stock/debt security)not issued under scheme at end of last period: 507,587

5.	Number of shares issued/allotted under scheme during period: 765,501 Note: Additional block listing of 437,883 shares made during period

6.	Balance under scheme not yet issued/allotted at end of period: 179,969

7.	Number and class of share(s)(amount of stock/debt securities)originally listed and the date of admission: 33,916,280 ordinary shares of 10p each Date of admission: 30 November 1995

Please confirm total number of shares in issue at the end of the period in order for us to update our records:
104,821,283

1.	Name of company Acambis plc

2.	Name of scheme Acambis 1996 Approved Share Option Scheme

3.	Period of return: From 01 January 2003 to 30 June 2003

4.	Number and class of shares(s)amount of stock/debt security) not issued under scheme at end of last period: 533,981

5.	Number of shares issued/allotted under scheme during period: 54,473

6.	Balance under scheme not yet issued/allotted at end of period: 479,508

7.	Number and class of share(s)(amount of stock/debt securities) originally listed and the date of admission: 33,916,280 ordinary shares of 10p each Date of admission: 30 November 1995

Please confirm total number of shares in issue at the end of the period in order for us to update our records:
104,821,283

1.	Name of company Acambis plc

2.	Name of scheme Acambis 1995 Savings-Related Share Option Scheme

3.	Period of return: From 01 January 2003 to 30 June 2003

4.	Number and class of shares(s)amount of stock/debt security) not issued under scheme at end of last period: 192,907

5.	Number of shares issued/allotted under scheme during period: 148,336

6.	Balance under scheme not yet issued/allotted at end of period: 44,571

7.	Number and class of share(s)amount of stock/debt securities) originally listed and the date of admission: 33,916,280 ordinary shares of 10p each Date of admission: 30 November 1995

Please confirm total number of shares in issue at the end of the period in order for us to update our records:
104,821,283

1.	Name of company Acambis plc

2.	Name of scheme Acambis 1999 Share Option Plan

3.	Period of return: From 01 January 2003 to 30 June 2003

4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme at end of last period: 1,734,717

5.	Number of shares issued/allotted under scheme during period: 200,372

6.	Balance under scheme not yet issued/allotted at end of period: 1,534,345

7.	Number and class of share(s)amount of stock/debt securities) originally listed and the date of admission: 33,916,280 ordinary shares of 10p each Date of admission: 30 November 1995

Please confirm total number of shares in issue at the end of the period in order for us to update our records:
104,821,283

1.	Name of company Acambis plc

2.	Name of scheme OraVax 1990 Stock Incentive Plan

3.	Period of return: From 01 January 2003 to 30 June 2003

4.	Number and class of shares(s)amount of stock/debt security) not issued under scheme at end of last period: 148,033

5.	Number of shares issued/allotted under scheme during period: 4,327

6.	Balance under scheme not yet issued/allotted at end of period: 143,706

7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission: 33,916,280 ordinary shares of 10p each

Date of admission: 30 November 1995

Please confirm total number of shares in issue at the end of the period in order for us to update our records:
104,821,283

1.	Name of company Acambis plc

2.	Name of scheme OraVax 1995 Stock Incentive Plan

3.	Period of return: From 01 January 2003 to 30 June 2003

4.	Number and class of shares(s)amount of stock/debt security) not issued under scheme at end of last period: 150,000

5.	Number of shares issued/allotted under scheme during period: Nil

6.	Balance under scheme not yet issued/allotted at end of period: 150,000

7.	Number and class of share(s)amount of stock/debt securities) originally listed and the date of admission: 33,916,280 ordinary shares of 10p each Date of admission: 30 November 1995

Please confirm total number of shares in issue at the end of the period in order for us to update our records:
104,821,283

Contact for queries: Elizabeth Brown
Address: Acambis plc, Peterhouse Technology Park, 100 Fulbourn Road, Cambridge CB1 9PT
Name of person making return: Elizabeth Brown
Telephone: 01223 275300
Position of person making return: Company Secretary

SCHEDULE 10 — NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Name of company

          Acambis plc

2.	Name of shareholder having a major interest

          Morley Fund Management Limited (a subsidiary of Aviva plc)

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

          As above

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

          BNY Norwich Union Nominees Ltd 643,216 shares
          Chase GA Group Nominees Ltd 2,767,729 shares
          Chase Nominees Ltd 271,624 shares
          CUIM Nominees Ltd 733,725 shares
          RBSTB Nominees Ltd 153,333 shares

5.	Number of shares / amount of stock acquired

          527,000

6.	Percentage of issued class

          0.5%

7.	Number of shares / amount of stock disposed

          N/a

8.	Percentage of issued class

          N/a

9.	Class of security

          Ordinary shares of 10p each

10.	Date of transaction

           7 July 2003

11.	Date company informed

           8 July 2003

12.	Total holding following this notification

           4,569,627

13.	Total percentage holding of issued class following this notification

           4.36%

14.	Any additional information

           N/A

15.	Name of contact and telephone number for queries

Elizabeth Brown, Company Secretary
+44 (0) 1223 275 300

16.	Name and signature of authorised company official responsible for making this notification

           Elizabeth Brown

Date of notification

9 July 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 10: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Name of company

           Acambis plc

2.	Name of shareholder having a major interest

           FMR Corp. (and its direct and indirect subsidiaries incorporating Fidelity Management Trust Company (FMTC)), Fidelity
           International Limited (FIL) (and its direct and indirect subsidiaries incorporating Fidelity Investment Services Limited (FISL)) and
           Mr Edward C Johnson 3d

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

           As above

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

           State Street Nominees Ltd. 9,300 shares*
           Brown Brothers Harriman 6,000 shares*
           State Street Bank & Trust 4,300 shares*
           Chase Manhattan Bank London 4,354,117 shares**
           JP Morgan 21,500 shares
           HSBC 1,072,902 shares
           Bank of New York London 51,400 shares
           Chase Manhattan Bank London 273,468 shares
           Chase Nominees Ltd 168,250 shares
           Bankers Trust 51,820 shares
           Citibank 151,190 shares

•     For this holding, FMTC acts as the management company
** For this holding, FISL acts as the management company
For all the other holdings listed, FIL acts as the management company.

5.	Number of shares / amount of stock acquired

           154,053

6.	Percentage of issued class

           0.15%

7.	Number of shares / amount of stock disposed

           N/a

8.	Percentage of issued class

           N/a

9.	Class of security

           Ordinary shares of 10p each

10.	Date of transaction

           N/a

11.	Date company informed

           17 July 2003

12.	Total holding following this notification

           6,164,247 ordinary shares

13.	Total percentage holding of issued class following this notification

           5.88%

14.	Any additional information

           N/a

15.	Name of contact and telephone number for queries

           Elizabeth Brown, Company Secretary
           +44 (0) 1223 275 300

16.	Name and signature of authorised company official responsible for making this notification

           Elizabeth Brown

Date of notification

18 July 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 July 2003	ACAMBIS PLC

By:	/s/ Lyndsay Wright

Name: Lyndsay Wright Title: Director of Communications